Gordon Biersch Brewery Restaurant Group, Inc.

2001 Riverside Drive, Suite 3100

Chattanooga, TN 37406

June 20, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Gordon Biersch Brewery Restaurant Group, Inc. (“Company”)

Registration Statement on 8-A (“Form 8-A”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the registration statement on Form 8-A with all exhibits thereto, and requests that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal effective as to the date hereof. The Form 8-A was originally filed with the Commission on June 13, 2006, and incorrectly registered the Company’s shares of common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. No securities have been sold pursuant to the Form 8-A. The Company’s shares of common stock will instead be registered pursuant to Section 12(g) pursuant to a Form 8-A to be filed at a later date.

The Company did not remit any fees to the Commission in connection with the filing of the Form 8-A.

Please contact the Company’s counsel, Hugh Sharber or Roddy Bailey, at (423) 756-6600 if you have any questions regarding this request for withdrawal.

Very truly yours, GORDON BIERSCH BREWERY RESTAURANT GROUP, INC.

/s/ H. Allen Corey
H. Allen Corey Chief Executive Officer